EXHIBIT 2.1

DESCRIPTION OF RIGHTS OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Our authorized capital consists of an unlimited number of Common Shares. The following is a summary of the provisions attached to our Common Shares:
The holders of our Common Shares are entitled to one vote per share at meetings of shareholders, to receive such dividends as declared by the Board and to receive our remaining property and assets upon dissolution or wind up. Our Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to such shares. As at March 6, 2025, we have 86,421,592 Common Shares issued and outstanding. After giving effect to the exercise or distribution of all outstanding options to acquire Common Shares, all outstanding share awards granted under the Corporation’s Incentive Share Award Plan, Common Share purchase warrants, and compensation warrants we would have 101,858,551 Common Shares issued and outstanding. As at March 6, 2025, we have 8,203,743 Common Share purchase warrants issued in 2023 (the "2023 Warrants") and compensation warrants issued in 2023 outstanding. Each 2023 Warrant entitles the holder to purchase one Common Share until August 8, 2028, at an exercise price of US$2.81. Each compensation warrant entitles the holder to purchase one Common Share until August 8, 2028, at an exercise price of US$2.25.
The Corporation has neither declared nor paid dividends on the Common Shares and has no present intention of paying dividends on the Common Shares for the foreseeable future.